PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         (Other OTC:LSRI)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net



May 8, 2006

                       LSR ANNOUNCES FIRST QUARTER RESULTS

         Highlights:

o    Revenues of $42.5 million. Net Income of $500,000, or $0.03 per share

o    Record net new orders of $56.5 million. Book to Bill ratio of 1.33

o    $70 million long-term financing completed March 2, 2006

East Millstone,  New Jersey, May 8, 2006 - Life Sciences  Research,  Inc. (Other
OTC: LSRI) announced today that revenues for the quarter ended March 31, 2006 were $42.5 million, 1.9% below the revenues for the same period in the prior year of $43.3 million. Excluding the effect of exchange rate movements, revenues increased 4.2%. Operating income for the quarter ended March 31, 2006 was $4.0 million, or 9.5% of revenues, compared with $5.2 million, or 12.0% of revenues for the same period in the prior year. The Company reported net income for the quarter ended March 31, 2006 of $0.5 million, compared with $2.5 million for the quarter ended March 31, 2005. Net income per common share for the quarter ended March 31, 2006 was $0.04 compared with $0.20 in the quarter ended March 31, 2005. Net income per fully diluted share was $0.03 for the current quarter compared to $0.17 in the prior year.

The net income in the three months ended March 31, 2006 included Other Expenses of $1.0 million comprising finance arrangement fees of $1.3 million primarily reflecting fees of Alconbury Estates, LSR's landlord, which are consolidated under FIN46, and other exchange losses of $0.2 million, offset by a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds of $0.5 million. In the same period in the prior year, Other Expenses of $0.7 million comprised a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. Excluding these non cash items and related tax effect, net income for the current quarter was $1.2 million, or $0.08 per fully diluted share, compared to $3.1 million, or $0.21 per fully diluted share in the prior year.

Earnings before Interest, Taxes, Depreciation and Amortization and Other Income/(Expense) ("EBITDA") was $6.5 million for the first quarter of 2006, or 15.4% of revenues, compared with $7.5 million, or 17.4% of revenues, for the same period in the prior year.

Net days sales outstanding at March 31, 2006 were 11 (9 at March 31, 2005 and 16 at December 31, 2005). Capital expenditure totaled $1.7 million in the first quarter of 2006, compared to $3.2 million in the first quarter of 2005.

Cash on hand at March 31, 2006 was $79.5 million compared with $15.4 million at December 31, 2005. Long-term debt was $98.0 million at March 31, 2006 compared with $30.4 million at December 31, 2005. These increases in both the cash on hand and the long-term debt were due to the $70 million New Financing Loan which generated net proceeds of approximately $64 million, of which $46.2 million was used to redeem the outstanding principal amount of the Convertible Capital Bonds on April 6, 2006. The Company includes in its reported long-term debt the $30 million of Alconbury Estates debt due to consolidation accounting under FIN46.

Net new business signings totaled $56.5 million for the first quarter of 2006. This represented an increase of 17% from the first quarter orders in 2005, and was 22% up on the fourth quarter of last year. At March 31, 2006 backlog (booked on work) amounted to approximately $133 million, an increase of 5% above the level at March 31, 2005.

Andrew Baker, LSR's Chairman and CEO said, "We're pleased to start the year with new, secure long-term financing, and a strong vote of confidence by our biopharma clients, evidenced by the record orders we've just reported."

Brian Cass, LSR's President and Managing Director added, "The first quarter results, although disappointing in absolute terms, were consistent with our expectations given the unusually high level of order cancellations we reported on last year. With this backdrop it is particularly pleasing to report the all time record orders we achieved in our latest quarter. These orders, which begin to fill out our new specialist toxicology capacity in both the UK and US, will generate revenues later in the year and redirect our operating performance in a positive direction."

LSR will hold an investor conference call to discuss the quarter's results on Tuesday morning, May 9, 2006 at 8:30 a.m. Eastern Time. That call can be listened to by dialing (210) 234-0006 pass code 25264. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2005, as filed with the US Securities and Exchange Commission.

                              - tables to follow -


                  Life Sciences Research Inc. and Subsidiaries
                        Consolidated Statements of Income

                                    Unaudited


                                                          Three months ended March 31
(Dollars in thousands, except per share data)                2006                 2005

Revenues                                                  $42,455              $43,294
Cost of revenues                                         (31,758)             (31,082)
                                                    -------------          -------------
Gross profit                                               10,697               12,212
Selling, general and administrative expenses              (6,671)              (7,012)
                                                   ---------------        -------------
Operating income                                            4,026                5,200
Interest income                                               258                   23
Interest expense                                          (2,963)              (1,783)
Other expense                                               (971)                (732)
                                                                          -------------
                                                   ---------------
Income before income taxes                                    350                2,708
Income tax benefit/(expense)                                  120                (184)
                                                   --------------         -------------
Net income                                                   $470               $2,524
                                                   ---------------        -------------
Income per share
- Basic                                                     $0.04                $0.20
- Diluted                                                   $0.03                $0.17

Weighted average number of common stock
- Basic     (000's)                                        12,558               12,454
- Diluted  (000's)                                         14,459               14,500



                  Life Sciences Research Inc. and Subsidiaries
                           Consolidated Balance Sheets


(Dollars in thousands, except per share data)                             March 31,                 December 31,
                                                                               2006                         2005
ASSETS                                                                    Unaudited                      Audited

Current assets:
Cash and cash equivalents                                                   $79,494                      $15,420
Accounts receivable, net of allowance of $655 and $618 in
    2006 and 2005 respectively                                               28,958                       26,810
Unbilled receivables                                                         12,135                       11,981
Inventories                                                                   2,233                        1,992
Prepaid expenses and other current assets                                     6,849                        7,062
                                                                    ----------------             ----------------
Total current assets                                                        129,669                       63,265

Property and equipment, net                                                 105,724                      105,605
Goodwill                                                                      1,269                        1,195
Other assets                                                                  8,184                          901
Unamortized capital bonds issue costs                                            28                           70
Deferred income taxes                                                        13,575                       13,333
                                                                    ----------------             ----------------
Total assets                                                               $258,449                     $184,369
                                                                    ----------------             ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                            $14,620                      $15,742
Accrued payroll and other benefits                                            2,525                        3,655
Accrued expenses and other liabilities                                       16,881                       15,862
Pension liabilities                                                           4,683                        4,635
Short-term debt                                                              46,753                       46,946
Fees invoiced in advance                                                     35,369                       32,920
                                                                    ----------------             ----------------
Total current liabilities                                                   120,831                      119,760

Long-term debt                                                               97,992                       30,430
Pension liabilities, less short-term portion                                 49,250                       48,747
                                                                    ----------------             ----------------
Total liabilities                                                          $268,073                     $198,937
                                                                    ----------------             ----------------
Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                      -                            -
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                      -                            -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at March 31, 2006: 12,580,251 (December
31, 2005: 12,553,251)                                                           126                          126
Paid in capital                                                              80,252                       75,848
Less: Promissory notes for the issuance of common stock                       (179)                        (205)
Accumulated other comprehensive loss                                       (49,345)                     (49,389)
Accumulated deficit                                                        (40,478)                     (40,948)
                                                                    ----------------             ----------------
Total stockholders' equity /(deficit)                                       (9,624)                     (14,568)
                                                                    ----------------             ----------------
Total liabilities and stockholders' equity /(deficit)                      $258,449                     $184,369
                                                                    ----------------             ----------------